Exhibit 99.1

HYDRO ONE INC. REPORTS THIRD QUARTER 2015 RESULTS

Toronto, November 13, 2015 – Hydro One Inc., Ontario’s largest electricity transmission and distribution company, today announced its unaudited financial and operating results for the third quarter ended September 30, 2015.

Consolidated Financial Highlights and Statistics:

	Three months ended September 30			Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2015	2014	Change	2015	2014	Change
Revenues	1,645	1,556	5.7%	5,016	4,886	2.7%
Purchased power	856	780	9.7%	2,664	2,526	5.5%
Operation, maintenance & administration	274	300	(8.7%)	834	945	(11.7%)
Depreciation & amortization	189	184	2.7%	566	532	6.4%
Financing charges	95	96	(1.0%)	282	281	0.4%
Provision for payments in lieu of taxes (PILs)	36	23	56.5%	104	74	40.5%
Net income	192	173	11.0%	560	528	6.1%

Net cash from operating activities	469	443	5.9%	1,182	777	52.1%
Funds from operations (FFO)	434	342	26.9%	1,195	971	23.1%
Capital investments	438	376	16.5%	1,212	1,052	15.2%

Transmission:
Average annual Ontario 60-minute peak demand (MW)	22,321	21,262	5.0%	20,895	20,925	(0.1%)

Distribution:
Units distributed to Hydro One customers (TWh)	7.1	6.9	2.9%	22.5	22.4	0.4%

“Following the conclusion of the third quarter, the Province of Ontario successfully completed the initial public offering of 15% of its ownership stake in Hydro One Limited, realizing significant value for Ontarians,” said Mayo Schmidt, President and CEO, Hydro One. “Hydro One continues to generate stable, consistent quarterly revenues and earnings, while successfully delivering safe, reliable electricity to its customers. We will now set an intense focus upon transforming our organization to a performance based culture with strong corporate governance that generates consistent growth and value creation for our customers and shareholders alike.”

Recapitalization and Initial Public Offering:

Subsequent to the end of the third quarter, on November 5, 2015, Hydro One Limited (TSX: H), the parent entity of Hydro One Inc., and the Province of Ontario completed an initial public offering of 15% of its 595 million outstanding common shares on the Toronto Stock Exchange. The proceeds of the offering were received by the Province of Ontario. All of the regulated business and outstanding notes and debentures of Hydro One remain at Hydro One Inc. Both Hydro One Limited and Hydro One Inc. are reporting issuers. The final prospectus associated with the public offering which contains details of the offering, recapitalization and corporate structure can be found at www.sedar.com.

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Key Financial Highlights:

For the three months ended September 30, 2015, the Company reported revenues of $1,645 million, a 5.7% increase and net income of $192 million, an 11.0% increase from last year.

Third quarter revenues increased primarily due to the recovery of higher purchased power costs, higher OEB-approved distribution rates, and higher energy consumption due to warmer weather in the third quarter.

Third quarter net income increased primarily due to lower operation, maintenance and administration costs and increased revenues.

Year-to-date, the Company reported revenues of $5,016 million, a 2.7% increase and net income of $560 million, a 6.1% increase from last year, due to similar factors as noted above.

Hydro One continues to invest to improve the reliability and performance of Ontario’s transmission and distribution systems, address aging power system infrastructure, facilitate new generation, and improve service to customers. Under its approved $4.8 billion three year capital investment program, the company has made capital investments totalling $1,212 million during 2015 and placed $869 million of new assets in-service in 2015.

Capital investments in the transmission system during the third quarter included end-of-life equipment replacements at the Bruce, Richview, Larchwood and Wiltshire Transmission Stations, as well as the completion of two transformer replacements at the Hanmer Transmission Station. In addition, work continued on the Company’s major inter-area network and local area supply projects, including the Clarington Transmission Station and Guelph Area Transmission Refurbishment projects.

Capital investments in the distribution system during the third quarter included increased work within station refurbishment programs, increased focus on capital lines work, primarily related to sustainment initiatives programs and component replacements, and continued investments in new customer connections and upgrades.

Selected Operating Highlights:

In July, the Province of Ontario appointed a new fully independent Board of Directors to govern Hydro One as a publicly traded company, with a renewed focus on customer service excellence, improved performance and reliability, and growing shareholder value. Each of the directors, including Canadian business leaders, electricity sector experts, corporate directors and a former provincial Ombudsman, was selected based upon their independence, commercial experience, and specific expertise.

In August, Hydro One’s Board of Directors announced the appointment of Mayo Schmidt as Hydro One’s new President and CEO. As the former CEO of Viterra, Mr. Schmidt has a track record of leading large scale business transformation and growth while generating value and benefits for investors, employees and customers. The Board of Directors believes that Mr. Schmidt brings a unique and proven experience set to lead Hydro One forward as a publicly traded company, bringing a sharpened focus on operating performance, system reliability, customer service and growth in shareholder value.

Subsequent to the end of the third quarter, on October 22, the Hydro One Board of Directors announced the appointment of Fiona Crean to the role of Ombudsman for Hydro One, effective November 17, 2015. Ms. Crean is a highly regarded expert in the area of dispute resolution having successfully established ombudsman roles for other organizations. Ms. Crean will facilitate the resolution of otherwise unresolved customer complaints by providing an independent and impartial perspective and advice on any matters that are referred to her by Hydro One customers. Ms. Crean will also establish an appeal process for unresolved complaints made by Hydro One customers to the OEB. Ms. Crean will report directly to the Hydro One Board of Directors to reinforce the independence of her role.

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On August 31, Hydro One completed the spin-off transaction of its subsidiary, Hydro One Brampton, whereby Hydro One declared a dividend on its common shares payable to the Province of Ontario comprising all of the issued and outstanding common shares of Hydro One Brampton.

In July 2015, the Ontario Energy Board issued a Decision and Order granting Hydro One “Leave to Construct” the Supply to Essex County Transmission Reinforcement project. The project includes the construction of a new 13 km 230 kV double-circuit transmission line in the Windsor-Essex region. The new transmission line will connect to a proposed transmission station in the Municipality of Leamington and an existing 230 kV transmission line between Chatham and Windsor. The project is intended to address future growth in electricity demand and anticipated expansion in the local agricultural sector, and improve the reliability of electricity supply in the broader Windsor-Essex region.

Subsequent to the end of the third quarter, on October 31, the Company completed the acquisition of Woodstock Hydro Holdings Inc., an electricity distribution company that serves approximately 15,800 customers in southwestern Ontario, following approval of the acquisition by the Ontario Energy Board on September 11. Hydro One is committed to delivering great service for Woodstock Hydro’s customers, as the Company continues to focus on prudent management, efficient operations and improving the customer experience for everyone it serves.

Supplemental Segment Information:

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2015	2014	2015	2014
Revenues
Transmission	405	402	1,175	1,206
Distribution	1,227	1,138	3,801	3,635
Other	13	16	40	45

Total Revenues	1,645	1,556	5,016	4,886

Income (loss) before financing charges and provision for PILs
Transmission	213	227	598	642
Distribution	121	64	367	245
Other	(8)	1	(13)	(4)

Total Income before financing charges and provision for PILs	326	292	952	883

Capital Investments
Transmission	247	204	692	580
Distribution	189	171	513	469
Other	2	1	7	3

Total Capital Investments	438	376	1,212	1,052

Outlook:

As outlined in the Hydro One Limited prospectus in the Outlook section, there are several items in both 2014 and 2015 that have impacted or are anticipated to impact results in terms of comparability of the two years as well as the year-over-year comparability of the interim quarters. In particular, these include the positive impact of weather on the Company’s 2014 results, a higher effective tax rate in 2015, favourable non-recurring insurance proceeds received in 2014, and the quarterly timing of operations and maintenance spending for 2014 and 2015. These items are also discussed in the Company’s third quarter Management’s Discussion and Analysis filed this morning.

About Hydro One:

Hydro One Inc. is an electricity transmission and distribution company headquartered in Toronto, Ontario with approximately $23 billion in assets and 2014 revenues of over $6 billion. The company delivers electricity safely and reliably to over 1.2 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates Ontario’s approximately 29,000 km high-voltage transmission network and an approximately 122,000 circuit km primary low-voltage distribution network.

Hydro One Inc. is a wholly owned subsidiary of Hydro One Limited. Hydro One Limited common shares are listed on the Toronto Stock Exchange (TSX: H). Additional information about Hydro One, including the complete third quarter Consolidated Financial Statements and Management’s Discussion and Analysis, can be accessed at www.sedar.com or www.hydroone.com/InvestorRelations/FinancialReporting.

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Quarterly Investment Community Teleconference:

A third quarter 2015 results teleconference will be held on November 13, 2015 at 9:00 a.m. Eastern Time a webcast of which will be available at www.hydroone.com/InvestorRelations. Members of the financial community wishing to ask questions during the call should dial 1-855-716-2690 at least ten minutes prior to the scheduled start time and request access to Hydro One’s third quarter 2015 results teleconference. Media and other interested parties are welcome to participate on a listen-only basis.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to: statements related to corporate transformation, growth, service, performance, reliability, value creation, ongoing and planned projects, and the role of Hydro One’s Ombudsman. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, is discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Media:	Investors:
Daffyd Roderick	Bruce Mann
Corporate Communications	Investor Relations
media.relations@hydroone.com	investor.relations@hydroone.com
416-345-6868	416-345-5722

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